Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Limited Reports Financial Results for the Second Quarter and Six-Month Period

Ended June 30, 2026

Glyfada, Greece, August 7, 2026, Globus Maritime Limited (“Globus”, the “Company”, “we”, or “our”) (NASDAQ: GLBS), a dry bulk shipping company, today reported its unaudited consolidated financial results for the second quarter and six-month period ended June 30, 2026.

•	Revenue
o	$14.6 million in Q2 2026
o	$26.9 million in H1 2026
•	Adjusted EBITDA
o	$9.1 million in Q2 2026
o	$15.3 million in H1 2026
•	Time Charter Equivalent
o	$19,686 per day in Q2 2026
o	$17,691 per day in H1 2026

Current Fleet Profile

As of the date of this press release, Globus’ subsidiaries own and operate nine dry bulk carriers, consisting of six Kamsarmax and three Ultramax.

Vessel	Year Built	Yard	Type	Month/Year Delivered	DWT	Flag
Galaxy Globe	2015	Hudong-Zhonghua	Kamsarmax	October 2020	81,167	Marshall Is.
Diamond Globe	2018	Jiangsu New Yangzi Shipbuilding Co.	Kamsarmax	June 2021	82,027	Marshall Is.
Power Globe	2011	Universal Shipbuilding Corporation	Kamsarmax	July 2021	80,655	Cyprus
Orion Globe	2015	Tsuneishi Zosen	Kamsarmax	November 2021	81,837	Marshall Is.
GLBS Hero	2024	Nihon Shipyard Co., Ltd.	Ultramax	January 2024	64,000	Marshall Is.
GLBS Might	2024	Nantong Cosco KHI Ship Engineering Co., Ltd.	Ultramax	August 2024	64,000	Marshall Is.
GLBS Magic	2024	Nantong Cosco KHI Ship Engineering Co., Ltd.	Ultramax	September 2024	64,000	Marshall Is.
GLBS Angel	2016	Hudong-Zhonghua	Kamsarmax	November 2024	81,119	Marshall Is.
GLBS Gigi	2014	Tsuneishi Hi Cebu	Kamsarmax	December 2024	81,817	Marshall Is.
Weighted Average Age: 8.7 Years as of August 7, 2026					680,622

Current Fleet Deployment

All our vessels are currently operating on short-term time charters, we generally consider as spot charters, the charters that are below one year in duration and/or are chartered on index linked basis (“on spot”).

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Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Comminucations Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr

Management Commentary

“We are pleased to report another strong quarter, delivering solid financial results for both the second quarter and the first half of 2026.

“Market conditions remained constructive throughout the quarter despite periods of volatility. Our disciplined commercial approach, prudent cost management, and operational efficiency enabled us to capitalize on prevailing market opportunities while maintaining healthy profitability and strong cash generation.

“We continue to focus primarily on the spot and short-term charter markets, where we believe attractive opportunities remain available. While freight markets are inherently volatile and can shift rapidly between the Atlantic and Pacific basins, the underlying supply-demand fundamentals continue to provide a supportive backdrop. Fleet growth remains moderate, and demand for our vessels continues to be underpinned by resilient seaborne trade. Bunker prices remain an important variable, requiring disciplined voyage management as price movements can have a meaningful impact on voyage economics. Following a period of weakness towards the end of the second quarter, activity in the Pacific basin has recently shown encouraging signs of recovery.

“Geopolitical developments continue to influence global shipping markets. The conflicts affecting the Persian Gulf, the Red Sea, and the Black Sea continue to disrupt traditional trading patterns, while elevated insurance costs and security risks remain a feature of these regions. The safety of our seafarers and the protection of our vessels remain our highest priorities, and we continue to monitor developments closely while adjusting our trading patterns where appropriate. We remain hopeful that geopolitical tensions will ease and that trading conditions will gradually normalize.

“Our Japanese newbuilding program is now approaching completion, marking an important milestone in the renewal and expansion of our fleet. These modern, fuel-efficient vessels will further strengthen our commercial platform and enhance our competitiveness. As this investment program concludes, we are actively evaluating new opportunities to deploy capital in a disciplined manner with the objective of generating attractive long-term returns for our shareholders. Supported by a strong balance sheet, healthy liquidity, consistent operating cash flow, and long-standing relationships with our financing partners, we believe the Company is well positioned to pursue accretive growth opportunities while maintaining financial flexibility.”

Recent Developments

On February 28, 2026, the United States and Israel launched strikes against Iran, killing Iran’s supreme leader, Ayatollah Khamenei. In retaliation, Iranian missiles and drones targeted Israel and several countries that host U.S. military bases—including Bahrain, the United Arab Emirates, Kuwait, Qatar and Saudi Arabia—and Hezbollah fired projectiles at Israel. While there is significant uncertainty about the duration of the war in Iran, the White House has stated that it may be a protracted engagement. These events have destabilized the region and may lead to significant disruptions across all sectors of the shipping industry. The Company has assessed the potential implications of these events on its operations, financial position and performance. Based on information currently available, including the continuation of core business activities, management concluded that there was no significant impact on the Company's operations, financial position or performance during the six-month period ended June 30, 2026. As the situation continues to unfold, it is not practicable to reliably estimate their full financial effect, if any, on future reporting periods.

Earnings Highlights

	Three months ended June 30,		Six months ended June 30,
(Expressed in thousands of U.S dollars except for daily rates and per share data)	2026	2025	2026	2025
Revenue	14,610	9,538	26,858	18,157
Net income/(loss)	4,039	(1,868)	5,128	(3,350)
Adjusted EBITDA (1)	9,108	3,247	15,306	5,218
Basic income/(loss) per share for the period (2)	0.19	(0.09)	0.24	(0.16)

(1)	Adjusted EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of Adjusted EBITDA to net income/(loss) and net cash generated from operating activities, which are the most directly comparable financial measures calculated and presented in accordance with the GAAP measures.
(2)	The weighted average number of shares for the six-month period ended June 30, 2026, was 21,582,301, and for the six-month period ended June 30, 2025, was 20,582,301. The weighted average number of shares for the three-month period ended June 30, 2026, was 21,582,301, and for the three-month period ended June 30, 2025, was 20,582,301.

Second quarter of the year 2026 compared to the second quarter of the year 2025

Net income for the second quarter of the year 2026 amounted to $4.0 million or $0.19 basic income per share based on 21,582,301 weighted average number of shares compared to net loss of $1.9 million or $0.09 basic loss per share based on 20,582,301 weighted average number of shares for the same period last year.

Revenue

During the three-month period ended June 30, 2026, and 2025, our Revenues reached $14.6 million and $9.5 million, respectively. Daily Time Charter Equivalent rate (TCE) for the second quarter of 2026 was $19,686 per vessel per day against $11,462 per vessel per day during the same period in 2025 corresponding to an increase of 72%. This increase is attributed to better market conditions in the bulk shipping sector during the second quarter of 2026.

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First half of the year 2026 compared to the first half of the year 2025

Net income for the six-month period ended June 30, 2026, amounted to $5.1 million or $0.24 basic income per share based on 21,582,301 weighted average number of shares, compared to net loss of $3.35 million for the same period last year or $0.16 basic loss per share based on 20,582,301 weighted average number of shares.

Revenue

During the six-month period ended June 30, 2026, and 2025, our Revenues reached $26.9 million and $18.2 million, respectively. The 48% increase in Voyage revenues is primarily attributable to the increase of the daily Time Charter Equivalent (TCE) rate from $10,366 per vessel per day for the six-month period ended June 30, 2025, to $17,691 per vessel per day for the same period of 2026, corresponding to an increase of 71%. The Company operated an average fleet of 9 vessels in the first half of 2026, compared to an average of 9.4 vessels during the corresponding period in 2025.

Fleet Summary data

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Ownership days (1)	819	819	1,629	1,704
Available days (2)	797	788	1,607	1,666
Operating days (3)	793	787	1,592	1,651
Fleet utilization (4)	99.5%	99.8%	99%	99.1%
Average number of vessels (5)	9.0	9.0	9.0	9.4
Daily time charter equivalent (TCE) rate (6)	$19,686	$11,462	$17,691	$10,366
Daily operating expenses (7)	$5,787	$5,619	$5,466	$5,464

Notes:

(1)	We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned or bareboat chartered in by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.
(2)	We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.
(3)	Operating days are the number of available days in a period (including days during which vessels are seeking employment) less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels may generate revenues.
(4)	We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades and special surveys.
(5)	We measure average number of vessels by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6)	We define TCE rates as our voyage revenues plus any potential gain on sale of bunkers plus net revenue from our bareboat charters less voyage expenses during a period divided by the number of our operating days during the period, which we believe is consistent with industry standards. TCE is a non-GAAP and non-IFRS measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.
(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period.

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In the shipping industry, economic decisions are based on vessels’ deployment upon anticipated TCE rates, and industry analysts typically measure shipping freight rates in terms of TCE rates. This is because under time-charter and bareboat contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. In a voyage charter contract, consideration is received for the use of a vessel between designated ports for the duration of the voyage only, at an agreed upon rate per volume of cargo carried. In a time charter contract, the customer (also known as the charterer) is responsible to pay for fuel consumed and port expenses incurred during the agreed period of time. In a voyage charter contract, the owner is responsible for maintaining the voyage, including vessel scheduling and routing, as well as any related voyage expenses, such as fuel, port and other expenses. Under voyage charters, the majority of voyage expenses are generally borne by the ship owner whereas for vessels in a pool, such expenses are borne by the pool operator. In a bareboat charter, the customer pays for all of the vessel’s operating expenses, and undertakes to maintain the vessel in a good state of repair and efficient operating condition and drydock the vessel during this period as per the classification society requirements. Because of the different nature of these types of arrangements, the amount of revenues earned by the Company can differ significantly between them.

We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., voyage charters, spot charters and time charters) under which our vessels may be employed between the periods and, therefore, assists in evaluating their financial performance and in our decision-making process regarding the deployment and use of our vessels and in evaluating our financial performance. The TCE rate is a non-GAAP and non-IFRS measure. We believe the TCE rate provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP and IFRS measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. The TCE rate is a measure used to compare period-to-period changes in a company’s performance, and management believes that the TCE rate provides meaningful information to our investors. We believe that our method of calculating TCE is consistent with industry standards and is determined by dividing revenue after deducting voyage expenses, and net revenue from our bareboat charters, by operating days for the relevant period excluding bareboat charter days, but it is possible that other companies calculate TCE differently. Voyage expenses primarily consist of brokerage commissions and port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charter under a time charter contract.

Effective the first quarter of 2026, we have changed and redefined the way that we calculate TCE to include in operating days — rather than exclude — the days that vessels are seeking employment, and we now calculate TCE based on the number of operating days instead of available days. We believe the revised methodology provides investors with additional consistency in assessing the Company’s vessel earnings and utilization; however, other companies may calculate TCE differently. We also believe that calculating fleet utilization based on the number of days that the vessels were available to be hired, even if seeking employment, provides more meaningful information to investors. We have recalculated and recast the previous periods’ TCE rates using this new definition and methodology. The figures herein may not be consistent with our previously disclosed TCE and related figures in previous periods due to these changes.

Selected Consolidated Financial & Operating Data

	Three months ended		Six months ended
	June 30,			June 30,
	2026	2025	2026	2025
(In thousands of U.S. dollars, except per share data)	(unaudited)		(unaudited)
Consolidated Condensed Statements of Operations:
Revenue	14,610	9,538	26,858	18,157
Gain on sale of bunkers, net	1,217	-	1,710	-
Voyage and Operating vessel expenses	(4,945)	(5,126)	(9,317)	(10,357)
General and administrative expenses	(1,783)	(1,144)	(3,930)	(2,526)
Depreciation and amortization	(3,567)	(3,655)	(7,085)	(7,398)
Other income/(expenses) & gain from sale of vessel, net	9	(21)	(15)	2,081
Interest expense/income, finance cost and foreign exchange (losses) / gains, net	(1,502)	(1,491)	(3,097)	(3,315)
Gain on derivative financial instruments, net	-	31	4	8
Net income/(loss) for the period	4,039	(1,868)	5,128	(3,350)

Basic net income/(loss) per share for the period (1)	0.19	(0.09)	0.24	(0.16)
Adjusted EBITDA (2)	9,108	3,247	15,306	5,218

(1) The weighted average number of shares for the six-month period ended June 30, 2026, was 21,582,301 and for the six-month period ended June 30, 2025, was 20,582,301. The weighted average number of shares for the three-month period ended June 30, 2026, was 21,582,301 and for the three-month period ended June 30, 2025, was 20,582,301.

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(2) Adjusted EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of dry-docking costs, amortization of fair value of time charter acquired, impairment and gains or losses on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to net income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS. Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

·	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
·	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
·	Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and
·	Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of Adjusted EBITDA to net income/(loss) and net cash generated from operating activities for the periods presented:

	Three months ended		Six months ended
	June 30,			June 30,
(Expressed in thousands of U.S. dollars)	2026	2025	2026	2025
	(Unaudited)		(Unaudited)

Net income/(loss) for the period	4,039	(1,868)	5,128	(3,350)
Interest expense/income, finance cost and foreign exchange (losses) / gains, net	1,502	1,491	3,097	3,315
Gain on derivative financial instruments, net	-	(31)	(4)	(8)
Depreciation and amortization	3,567	3,655	7,085	7,398
Gain from sale of vessel	-	-	-	(2,137)
Adjusted EBITDA	9,108	3,247	15,306	5,218
Payment of deferred dry-docking costs	(294)	(1,526)	(339)	(1,956)
Net (increase)/decrease in operating assets	(3,749)	1,158	(6,759)	(385)
Net decrease/(increase) in operating liabilities	422	(2,586)	2,119	(1,716)
Provision for staff retirement indemnities	(2)	22	12	65
Foreign exchange (losses)/gains net, not attributed to cash & cash equivalents	(6)	(51)	(2)	(57)
Net cash generated from operating activities	5,479	264	10,337	1,169

	Three months ended		Six months ended
	June 30,			June 30,
(Expressed in thousands of U.S. dollars)	2026	2025	2026	2025
	(Unaudited)		(Unaudited)
Statement of cash flow data:
Net cash generated from operating activities	5,479	264	10,337	1,169
Net cash (used in) / generated from investing activities	(144)	546	15	9,252
Net cash used in financing activities	(3,599)	(3,573)	(7,285)	(8,931)

	As at June 30,	As at December 31,
(Expressed in thousands of U.S. Dollars)	2026	2025
	(Unaudited)
Consolidated Condensed Balance Sheet Data:
Vessels and Advances for Vessel purchase, net	250,434	255,764
Cash and cash equivalents (including current restricted cash)	31,771	28,704
Other current and non-current assets	11,872	4,352
Total assets	294,077	288,820
Total equity	181,122	175,994
Total debt & Finance liabilities, net of unamortized debt discount	105,446	109,245
Other current and non-current liabilities	7,509	3,581
Total equity and liabilities	294,077	288,820

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About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of nine dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate nine vessels with a total carrying capacity of 680,622 Dwt and a weighted average age of 8.7 years as at August 7, 2026.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis, CEO	a.g.feidakis@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com